Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Auspex Pharmaceuticals, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 8th day of April, 2015.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: April 8, 2015

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Eyal Desheh

Name:	Eyal Desheh
Title:	Group EVP & Chief Financial Officer

AURUM MERGER SUB, INC.

By:	/s/ Larry Downey

Name:	Larry Downey
Title:	President